

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2026

Barry Quart
Chief Executive Officer
Connect Biopharma Holdings Limited
3580 Carmel Mountain Road, Suite 200
San Diego, CA 92130

> **Re:** **Connect Biopharma Holdings Limited**
> **Registration Statement on Form F-3**
> **Filed May 15, 2026**
> **File No. 333-295921**

Dear Barry Quart:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Sullivan